Exhibit (a)(1)(D)
Offer to Purchase for Cash
by
ROBIN ENERGY LTD.
of
Up to 1,000,000 Shares of its Common Stock, Including the Associated Preferred Share Purchase Rights Attached Thereto,
at a Purchase Price of $3.00
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., EASTERN TIME, ON APRIL 23, 2026,
UNLESS THE OFFER IS EXTENDED
March 24, 2026
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
We have been appointed by ROBIN ENERGY LTD., a Marshall Islands corporation (the “Company”), to act as Information Agent in connection with its offer to purchase for cash up to 1,000,000 shares of its common stock, par value of $0.001 per share, including the associated preferred share purchase rights attached thereto, at a price, net to the seller in cash of $3.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2026 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.
Enclosed with this letter are copies of the following documents:
1.	Offer to Purchase dated March 24, 2026;
2.	Letter of Transmittal, for the information of your clients only;
3.
Form of letter that may be sent to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.	Notice of Guaranteed Delivery with respect to shares, for reference only.
Certain conditions to the Offer are described in Section 6 of the Offer to Purchase.
We urge you to contact your clients promptly. Please note that the Offer, proration period and withdrawal rights will expire at the end of the day, 5:00 P.M., Eastern Time, on April 23, 2026, unless the offer is extended.
Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.
The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 6 of the Letter of Transmittal).
Questions and requests for additional copies of the enclosed material may be directed to us at our address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Georgeson LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.